SC 13D


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----

SCHEDULE 13D
(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 (c) AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDGE PETROLEUM CORP. TAX ID NO 76-0511-037
(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of securities)

 279862106
CUSIP NUMBER

		January 7, 2004
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.



1		NAME OF REPORTING PERSONS
         MARLIN CAPITAL CORP. TAX ID NO 36-366-3837


2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
									       (A)  [  x	]
									       (B)  [	]

3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 	PURSUANT TO ITEMS 2D OR 2E
6	CITIZENSHIP OR PLACE OF ORGANIZATION
		ILLINOIS

7	SOLE VOTING POWER

8	SHARED VOTING POWER
		915,300

9	SOLE DISPOSITIVE POWER

10	SHARED DISPOSITIVE POWER
		915,300

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               915,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES
			N/A

13 	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW 9
			6.83% (PER SHARES OUTSTANDING AS OF RECENT 8-K)

14	TYPE OF REPORTING PERSON
			CO

1		NAME OF REPORTING PERSONS
THE PRIVATE INVESTMENT FUND

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							         (A)   [	]
							         (B)   [	]

3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	 REQUIRED PURSUANT TO ITEMS 2D OR 2E

6	CITIZENSHIP OR PLACE OF ORGANIZATION
			ILLINOIS

7	SOLE VOTING POWER


8	SHARED VOTING POWER
			915,300

9	SOLE DIPOSITIVE POWER

10	SHARED DISPOSITIVE POWER
			915,300

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS
                   915,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES
			N/A

13	PERCENT OF CLASS REPREESENTED BY AMOUNT IN ROW 9
		6.83% (PER SHARES OUTSTANDING AS OF RECENT 8-K)

14	TYPE OF REPORTING PERSON
			PN



1			NAME OF REPORTING PERSONS
MARK G. EGAN

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							 (A)   [	 ]
							 (B)    [	]

3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2D OR 2E

6		CITIZENSHIP OR PLACE OF ORGANIZATION
			ILLINOIS

7		SOLE VOTING POWER
			25,700

8		SHARED VOTING POWER
			915,300

9		SOLE DISPOSITIVE POWER
			25,700
10		SHARED DISPOSITIVE POWER
			915,300

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     941,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES
			N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		7.02% (PER SHARES OUTSTANDING AS OF RECENT 8-K)

14	TYPE OF REPORTING PERSON
			IN







ITEM 1A NAME OF ISSUER:
			EDGE PETROLEUM CORP.


ITEM 1B ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:
			1301 TRAVIS SUITE 2000, HOUSTON, TX 77002




ITEM 2A NAME OF PERSON FILING:
THIS STATEMENT IS FILED ON BEHALF OF 1) MARLIN CAPITAL CORP,
AN ILLINOIS CORPORATION 2) THE PRIVATE INVESTMENT FUND,
AN ILLINOIS LIMITED PARTNERSHIP AND 3) MARK G. EGAN,
AN INDIVIDUAL.

MARLIN CAPITAL CORP AND THE PRIVATE INVESTMENT FUND LP WERE FORMED TO ENGAGE IN THE BUSINESS OF ACQUIRING, HOLDING AND DISPOSING OF INVESTMENTS. MR. EGANS PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT IS AS PRESIDENT OF MARLIN CAPITAL CORP. MR. EGAN IS A CITIZEN OF THE UNITED STATES.

NONE OF THE REPORTING ENTITIES IS REQUIRED TO DISCLOSE
LEGAL PROCEEDINGS PURSUANT TO ITEMS 2D OR 2E.

ITEM 2B ADDRESS OR PRINCIPAL BUSINESS OFFICE
875 N MICHIGAN AVE SUITE 3412 CHICAGO ILLINOIS 60611

ITEM 2C	CITIZENSHIP:
MARLIN CAPITAL  ILLINOIS
THE PRIVATE INVESTMENT FUND - ILLINOIS
MARK G. EGAN - U.S. CITIZEN

ITEM 2D TITLE OF CLASS OF SECURITIES:
COMMON STOCK, $0.01 PAR VALUE PER SHARE

ITEM 2E CUSIP NUMBER:
			279862106

ITEM 3
	NOT APPLICABLE

ITEM 4 PURPOSE OF TRANSACTION
  On March 24, 2003, Mark G. Egan sent correspondence to the Corporation on behalf of the Reporting Entities requesting that the Corporations board of directors include several proposals in the Corporations proxy materials to be put to a stockholder vote at the 2003 Annual Meeting (a copy of which is attached hereto as Exhibit 1). The proposals were an acknowledgement that fundamental changes in the Companys corporate governance were necessary to stop the Corporations slide in market capitalization.

	The Reporting Entities proposals set forth in the March 24th letter included proposals to decrease the number of directors, to allow for cumulative voting, to declassify the board and to increase independent directors on the board including in the position of Chairperson. The Reporting Entities also requested in the March 24th letter that a proposal be put forth that would encourage the board to remove change of control clauses in the Corporations employment agreements that allowed for accelerated vesting of options and which acted as an impediment to a future sale of the Corporation.

	By correspondence dated April 14, 2003, the Corporations board of directors rejected the Reporting Entities proposals due to technicalities related to filing deadlines (a copy of which is attached hereto as Exhibit 2). Intent on airing the issues Mr. Egan perceived as being central to slowing the Corporations deterioration in market capitalization, a representative of the Reporting Entities addressed the Corporations stockholders, management and board of directors on May 7, 2003 during the 2003 Annual Meeting (a copy of transcript is attached hereto as Exhibit 3).

	In the address, the Reporting Entities once again stressed their core proposals and their continued belief that such proposals should be put to a vote of the Corporations shareholders. Again the board of directors rejected the Reporting Entities proposals due to technicalities and then proceeded to erect further barriers to stockholder proposals by amending the Corporations By-laws to make it more difficult to submit future proposals. These actions were outlined in correspondence from the Corporations board of directors dated June 4, 2003 (a copy of which is attached hereto as Exhibit 4).

      On December 10, 2003, Mr. Egan personally addressed the board of directors to discuss his proposals. At this meeting Mr. Egan provided the directors with a detailed memorandum outlining a method for the Corporation to better calculate the return on its investment in various well drilling activities. A copy of the memorandum is attached hereto as Exhibit 5.

	On January 7, 2004, the Reporting Entities sent notice to the Corporation, a copy of which is attached hereto as Exhibit 6, notifying the Corporation of their intent to present business at the 2004 Annual Meeting and submitting a stockholder proposal to reduce the number of directors on the Corporations board.

	The Reporting Entities currently intend to continue their efforts to resolve their concerns cooperatively with Company management and board members. Depending on the results of these efforts, the Reporting Entities may, in the future, determine to take further actions (through discussions with other stockholders, through discussions with persons considering an investment in the Company, or otherwise) in order to maximize stockholder value.

	Depending on market conditions and other factors the Reporting Entities deem material, the Reporting Entities may purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now own or any Common Stock that they may hereafter acquire.

	Except as set forth in this Item 4, the Reporting Entities do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) through (j) of Item
 4 of Schedule 13D (although they reserve the right to develop such plans).


ITEM 5	OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER
AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN
ITEM 1.

A) AMOUNT BENEFICIALLY OWNED:	941,000
B) PERCENT OF CLASS:	7.02% (PER SHARES OUTSTANDING AS OF
   RECENT 8-K)











ITEM 6 OWNERSHIP MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON MARLIN CAPITAL CORP. IS THE GENERAL PARTNER OF THE PRIVATE INVESTMENT FUND. MARLIN CAPITAL CORP HAS THE AUTHORITY TO DIRECT THE INVESTMENTS OF THE PRIVATE INVESTMENT FUND AND CONSEQUENTLY TO AUTHORIZE
THE DISPOSITION AND VOTE OF THE ISSUER'S SHARES.

MARK G. EGAN IS THE SOLE SHAREHOLDER AND PRESIDENT OF MARLIN CAPITAL CORP. AND IS A LIMITED PARTNER OF THE PRIVATE INVESTMENT FUND. MR. EGAN INDIVIDUALLY OWNS 25,700 SHARES OF COMMON STOCK OF THE ISSUER
AND MAY BE DEEMED TO HAVE INDIRECT BENEFICIAL
OWNERSHIP OF 915,300 SHARES OF COMMON STOCK OF THE
ISSUER
OWNED BY THE PRIVATE INVESTMENT FUND.

THE AGGREGATE NUMBER AND PERCENTAGE OF THE ISSUER'S
SECURITIES TO WHICH THIS SCHEDULE 13D RELATES IS 941,000
REPRESENTING
7.02% OF THE ISSUER'S SHARES OUTSTANDING AS OF RECENT 8-K.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS
The following documents are filed as exhibits:

1. Letter to the Company from Mark G. Egan dated March 24, 2003.

2. Letter to Mark G. Egan from the Company dated April 14, 2003.

3. Transcript of remarks delivered by a representative of Mark G. Egan to the Corporations management, board of Directors and stockholders at the 2003 annual meeting.

4. Letter to Mark G. Egan from the Company dated June 4, 2003.

5. Memorandum to the Company from Marlin Capital Corp. entitled
   Risk and Return which was discussed with board members at a December 10, 2003 board meeting.


6. Notice of Intention to Present Business at 2004 Annual Meeting, dated January 7, 2004, submitted by the Reporting Entities.


ITEM 8	CERTIFICATIONS.

BY SIGNING BELOW I CERTIFY THAT, TO THE
BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH
THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

SIGNATURE



AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: January 7, 2004

MARLIN CAPITALCORP.
/S/ MARK G. EGAN
MARK G. EGAN,
PRESIDENT


THE PRIVATE INVESTMENT FUND BY ITS GENERAL PARTNER, MARLING CAPITAL CORP. /S/ MARK G. EGAN
MARK G. EGAN, PRESIDENT

/S/ MARK G. EGAN
MARK G. EGAN


AGREEMENT OF THE JOINT FILING.

IN ACCORDANCE WITH RULE 13D 1 F UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, THE UNDERSIGNED HEREBY AGREE TO THE JOINT FILING WITH ALL OTHER PERSONS SIGNATORY BELOW OF A STATEMENT ON
SCHEDULE 13D OR ANY AMENDMENTS THERETO, WITH RESPECT TO THE
COMMON STOCK OF EDGE PETROLUEM CORP. AND THAT THIS AGREEMENT BE INCLUDED AS AN ATTACHMENT OF SUCH FILING.

THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS EACH
OF WHICH SHALL BE DEEMED TO BE AN ORIGINAL AND ALL OF WHICH TOGETHER SHALL BE DEEMED TO CONSTITUTE ONE AND THE SAME AGREEMENT.


IN WITNESS WHEREOF, THE UNDERDESIGNED HEREBY EXECUTES THIS AGREEMENT ON THE 7TH DAY OF JANUARY, 2004.

MARLIN CAPITAL CORP.
/S/ MARK G. EGAN
MARK G. EGAN,
PRESIDENT

THE PRIVATE INVESTMENT FUND BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.

/S/ MARK G. EGAN
MARK G. EGAN, PRESIDENT

/S/ MARK G. EGAN
MARK G. EGAN